SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2011
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND THIRTY THIRD

ANNUAL MEETING OF THE BOARD OF DIRECTORS

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba – State of Paraná. 2. DATE AND TIME: June 16, 2011 – 2:30 pm. 3. PRESIDING BOARD: MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER – Executive Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

  The Board members approved the participation in this meeting, pursuant to article 13 of the Company’s Bylaws, of a representative of the employee Mr. Nilton Camargo Costa, as well as Mr. Fabiano Braga Côrtes and Mr. Carlos Homero Giacomini, appointed by the State of Paraná to assume the two remaining positions; these were appointed to be elected by the shareholders at the 182nd Special Shareholders’ Meeting to be held on July 12, 2011;
  Approved the 2010 20-F Form;
  The Accounting Statements for the first quarter of 2011 were presented;
  The contracting of a legal guarantee insurance by the Holding Company and the wholly-owned subsidiaries and warrant to be provided by Copel (Holding Company) for those contracts were approved;
  The negotiation of the Company’s interest in wind undertakings of Galvão Energia was approved; and
  The Report on Time Monitoring and Matters of the Board of Directors was approved.

5. ATTENDANCE: MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER – Executive Secretary, JOSÉ RICHA FILHO, IVAN LELIS BONILHA, PAULO PROCOPIAK DE AGUIAR, PEDRO LUIZ CERIZE, FABIANO BRAGA CÔRTES, CARLOS HOMERO GIACOMINI, NILTON CAMARGO COSTA, and JOAQUIM ANTONIO GUIMARÃES DE OLIVEIRA PORTES – Chairman of the Fiscal Council.

The full text of the Minutes of the 133th Board of Director’s Meeting was drawn up in the Company’s Book no. 06 registered at the Paraná State Trade Registry under no. 05/095391-5 on August 08, 2005.

LINDOLFO ZIMMER
Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 17, 2011

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.